UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36311

National General Holdings Corp.

The NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

National General Holdings Corp.

59 Maiden Lane, 38th Floor

New York, New York 10038

Tel: (212) 380-9500

Copy to:

Daniel G. Gordon

Vice President, Assistant General Counsel, and Assistant Secretary

The Allstate Corporation

2775 Sanders Road, Suite A2W

Northbrook, Illinois 60062-6127

(847) 402-5000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Depositary Shares, Representing 1/40th of a Share of 7.50% Non-Cumulative Preferred Stock, Series C (par value $0.01 per share)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2 (c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, National General Holdings Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

National General Holdings Corp.

Date: January 15, 2021	By:	/s/ Jeffrey Weissmann
	Name:	Jeffrey Weissmann
	Title:	General Counsel and Secretary

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